Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

October 13, 2010

BY EDGAR AND FEDEX

Ms. Pam Howell

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Vera Bradley, Inc.
Registration Statement on Form S-1 (File No. 333-167934)

Dear Ms. Howell:

On behalf of Vera Bradley, Inc. (the “Company”), enclosed for your review is Amendment No. 6 to the Company’s Registration Statement on Form S-1 (Registration No. 333-167934) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010, amended by Amendment No. 1 filed on August 13, 2010, Amendment No. 2 filed on September 7, 2010, Amendment No. 3 filed on September 24, 2010, Amendment No. 4 filed on October 1, 2010, and Amendment No. 5 filed on October 6, 2010. An electronic version of Amendment No. 6 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 6 has been marked to reflect changes made to Amendment No. 5 to the Registration Statement.

Set forth below are the responses to the comments contained in the Staff’s letter to the Company, dated October 12, 2010, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type below.

Ms. Pam Howell

October 13, 2010

Form S-1, filed September 24, 2010

General

Comment No. 1

We note your response to comment one of our letter dated October 1, 2010. Please confirm that to the extent you determine that these agreements will survive the completion of the offering, you will file these exhibits in a pre-effective amendment.

Response:

None of the shareholder agreements will survive the completion of this offering. To the extent the Company determines that any shareholder agreement will survive the completion of the offering, it agrees that it will file any such surviving shareholder agreement in a pre-effective amendment to the Registration Statement.

Comment No. 2

Please revise the fee table, to reflect the maximum aggregate offering price. The prior fee table only registered $175 million. The maximum offering price of $16 and the 11 million shares being registered plus the overallotment option of 1.65 million additional shares, is more than the prior maximum.

Response:

The Company revised the Calculation of Registration Fee table on the facing page of the Registration Statement to reflect the maximum aggregate offering price of $202,400,000. The Company informs the Staff that it recalculated the registration fee pursuant to Rule 457(a) and in connection with Amendment No. 6, paid an additional fee of $1,953.62.

Summary

Comment No. 3

Please revise the disclosure in footnote one on page 7 to clarify that the common stock outstanding after the offering includes 1.086 million of shares of restricted stock awards that vest upon the completion of the initial public offering.

Response:

The Company revised footnote one on page 7 by adding, after the first sentence in the footnote, the following sentence: “The number of shares outstanding after the offering includes 1,066,123 shares of restricted stock that vest upon the completion of this offering.”

Ms. Pam Howell

October 13, 2010

Use of Proceeds, page 20

Comment No. 4

Please quantify the amount that has been allocated to paying the principal amount of the undistributed earnings notes held by your existing shareholders in connection with your final S Corporation distribution.

Response:

The Company revised “Use of Proceeds” on page 20 of the Registration Statement as follows: “We intend to use ~~substantially all~~ approximately $53.3 million of the net proceeds from this offering, together with approximately $52.7 million of borrowings under our amended and restated credit facility, to pay in full the principal amount of the undistributed earnings notes held by our existing shareholders in connection with our final “S” Corporation distribution.” The Company made conforming changes to the use of proceeds disclosures on pages 7 and 83.

Dilution, page 22

Comment No. 5

We note your disclosure of pro forma net tangible book value as of July 31, 2010 of ($28.6) million or ($0.72) per share and pro forma as adjusted net tangible book value as of July 31, 2010 of $24.7 million. Please reconcile the pro forma net tangible book value and pro forma as adjusted net tangible book value to the capitalization table presented on page 21 and provide us with your supporting calculations. We may have further comments upon review of your response.

Response:

Section 8320 of the Division of Corporation Finance’s Financial Reporting Manual states that “[t]here are no rules or authoritative guidelines that define tangible book value,” but that “[t]he staff believes generally that tangible assets should exclude any intangible asset (such as deferred costs or goodwill) that cannot be sold separately from all other assets of the business, and should exclude any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.”

Consistent with the Staff’s stated view, the Company defines tangible assets as total assets less intangible assets and deferred costs, and it further defines net tangible book value as tangible assets less total liabilities.

On a pro forma basis, the Company had total assets of $178.5 million and total liabilities of $197.3 million as of July 31, 2010, as reflected on page F-2 of the Registration Statement. The Company, therefore, had a pro forma shareholders’ deficit of $(18.8) million as of July 31,

Ms. Pam Howell

October 13, 2010

2010, as reflected in the capitalization table on page 21 of the Registration Statement. The $178.5 million of pro forma total assets as of July 31, 2010 included approximately $9.8 million of intangible assets, or $8.46 million of deferred tax assets and $1.37 million of debt issuance costs. Accordingly, the Company’s pro forma net tangible book value as of July 31, 2010 was $(28.6) million, or tangible assets of $168.7 million less total liabilities of $197.3 million.

On a pro forma as adjusted basis, the Company had shareholders’ equity of $34.5 million as of July 31, 2010, as reflected in the capitalization table on page 21 of the Registration Statement. As with its pro forma total assets, the Company’s pro forma as adjusted total assets as of July 31, 2010 included approximately $9.8 million of intangible assets. Accordingly, the Company’s pro forma as adjusted net tangible book value as of July 31, 2010 was $24.7 million, or shareholders’ equity of $34.5 million less intangible assets of $9.8 million.

Dilution, page 22

Comment No. 6

We note the substantial amount of dilution to investors in this offering. Please consider adding a risk factor.

Response:

The dilution noted by the Staff is prominently disclosed for prospective investors on page 22 of the Registration Statement in a section clearly identified for prospective investors under the heading “Dilution.” Accordingly, the Company believes that the dilution is clearly disclosed to prospective investors.

The Company respectfully submits that the addition of a risk factor is unnecessary and would not add meaningfully to the existing disclosure. Item 503(c) of Regulation S-K requires a discussion of the most significant factors that make the offering speculative or risky. The Company does not believe that dilution plays a significant factor in making the offering speculative or risky. First, the dilution does not represent a speculative or potential risk. The dilution occurs immediately upon the completion of the offering and is not contingent on the occurrence of any event. In this regard, we note that, because there are no outstanding stock options, there is no current identifiable or quantifiable risk of additional dilution from the exercise of stock options.

Second, the Company notes that the dilution will occur largely because its founding shareholders paid substantially less than the initial public offering price when they purchased their shares in 1982. This is hardly surprising given the nature of their initial investment and the dramatic changes to and growth of the Company over the past 28 years. The Company does not believe that the dilution resulting from the disparate pricing of a start-up, seed capital investment in 1982 and the initial public offering of the resulting national retailer and consumer products company is a material risk to prospective investors that warrants additional disclosure.

Ms. Pam Howell

October 13, 2010

Finally, the Company does not believe that adding such a dilution risk factor actually identifies a risk. Rather, it would merely restate the certainty that dilution will occur, a fact already disclosed on page 22. Dilution is a reality, and therefore, as informed by the wording of Item 503(c) of Regulation S-K, we are of the view that it is not a meaningful risk factor disclosure. Additionally, we believe that adding such a risk factor to the total mix of information would have the unfortunate side effect of obscuring truly important disclosures. The Company does not believe that prospective investors will value its stock based on net tangible book value of the Company, and accordingly the fact that dilution occurs is not a significant factor in the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 39

Comment No. 7

Based on your disclosure on page 21, we note your debt will increase by approximately $54 million after this offering. Please revise your discussion of liquidity to address how this substantial increase in your debt along with your expansion plans of the direct segment, as noted on page 26, impact your liquidity position.

Response:

The Company revised the disclosure in its Prospectus Subject to Completion filed with the Commission under Rule 424(a) (the “Preliminary Prospectus”) to add the following risk factor to “Risk Factors” and thereby address the Staff’s concern about the impact of the Company’s increased indebtedness:

Additional indebtedness incurred in connection with the reorganization transaction may decrease business flexibility and increase borrowing costs.

On October 4, 2010, we entered into an amended and restated credit facility that increased our available credit from $75 million to $125 million. Under the amended and restated credit facility, we borrowed as of October 4, 2010, approximately $32.8 million to repay our prior credit agreement and to pay debt issuance costs. Upon the completion of this offering, we expect to increase our indebtedness by approximately $52.7 million to repay our existing shareholders a portion of their undistributed earnings notes. We estimate that as of July 31, 2010, after giving effect to the reorganization transaction, the amendment and restatement of our credit facility, the completion of this offering and the application of the estimated proceeds of this offering, our long term debt, including current portion would have been $86.9 million on a pro forma basis. The increased indebtedness and resulting higher debt-to-equity ratio in comparison to indebtedness and debt-to-equity ratio on a recent historical basis could have the effect, among other things, of:

•	reducing the availability of cash flow from operations to fund working capital, capital expenditures and other general corporate purposes;

Ms. Pam Howell

October 13, 2010

•	increasing our vulnerability to adverse general economic and industry conditions;

•	limiting our ability to adapt to changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage compared to companies that have less debt.

In addition, the Company added the following footnote disclosure to “MD&A—Liquidity and Capital Resources—Contractual Obligations” on page 43 of the Preliminary Prospectus to provide additional details about the Company’s indebtedness:

On October 4, 2010, we entered into an amended and restated credit facility that provides for a revolving credit commitment of $125 million that matures on October 3, 2015. We incurred under the amended and restated credit facility approximately $32.8 million to repay our prior credit agreement and to pay debt issuance costs. Immediately upon completion of this offering, we expect to increase our outstanding borrowings by approximately $52.7 million to repay our existing shareholders a portion of the notes issued in connection with the final “S” Corporation distribution, all of which will be outstanding under our amended and restated credit facility that does not expire until October 3, 2015.

Finally, the Company had made a disclosure on page 40 of the Registration Statement addressing the Staff’s concerns about the impact of the growing direct channel. The Company has further revised its disclosure on page 40 of the Preliminary Prospectus as follows:

We do not believe that the expansion of our Direct business will materially alter the nature and levels of our accounts receivables and inventories, or require materially increased borrowings under our existing credit facility in the near future. We believe that cash flow from operating activities and the availability of borrowings under our existing credit facility or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and ~~scheduled~~ debt payments for the foreseeable future.

Ms. Pam Howell

October 13, 2010

Credit Facility, page 42

Comment No. 8

Please revise to disclose the leverage and fixed charge coverage ratios associated with your amended and restated credit agreement. Also, state the interest rate as of the most recent practicable date.

Response:

The Company revised the last sentence of the fifth paragraph on page 42 of the Registration Statement to read as follows: “The credit agreement requires that the borrower comply with financial covenants including a fixed charge coverage ratio of not less than 1.20 to 1.00 and a leverage ratio of not more than 3.50 to 1.00.”

Additionally, the Company added the following sentence to the end of the sixth paragraph on page 42 of the Registration Statement: “The interest rate on outstanding borrowings under the amended and restated credit agreement was 2.06% at October 8, 2010.”

Principal and Selling Shareholders, page 81

Comment No. 9

Please revise the beneficial ownership table to reflect the ownership after the offering without the overallotment, in addition to the current disclosure which reflects ownership after the offering with the overallotment.

Response:

The Company revised the beneficial ownership table on page 81 to reflect the ownership of its common stock after the offering assuming no exercise of the underwriters’ overallotment option.

Exhibits

Comment No. 10

We note that Exhibit 5.1 is listed in the exhibits index and filed as exhibit 5.1 as the form of the legality opinion. Please file the executed opinion prior to requesting effectiveness.

Response:

The Company advises the Staff that it will file the executed opinion of Ice Miller LLP as Exhibit 5.1 prior to requesting effectiveness of the Registration Statement.

Ms. Pam Howell

October 13, 2010

Exhibits

Comment No. 11

We note that Exhibits 10.6, 10.8, 10.9, 10.10, 10.11, 10.12, and 10.13 are missing exhibits and/or schedules. Please file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company advises the Staff that it will file exhibits and schedules to Exhibits 10.6, 10.8, 10.9, 10.10, 10.11, 10.12 and 10.13 prior to requesting effectiveness of the Registration Statement.

**********

Ms. Pam Howell

October 13, 2010

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-6061 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Arlene K. Lim
Arlene K. Lim

Enclosures

cc:	Pam Howell
Raj Rajan
Brian Bhandari
Patrick Daugherty (Foley & Lardner LLP)